Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a) Basis of Presentation
The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.
b) Use of Estimates
The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period/year. Actual results could differ from those estimates.
c) Revenue Recognition
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.
The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period/year in which a loss becomes probable and can be reasonably estimated.
Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
d) Fixed Assets
Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.
Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the period/year of acquisition.
The cost of and the accumulated depreciation of fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Capital work in progress
Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

Satyam Computer Services Limited
e) Investments
Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
f) Foreign Currency Translation
Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.
Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.
The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures as those of head office.
In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.
Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense of the period / year.
In all other cases the gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account of the period/year.
g) Employee Benefits
Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.
h) Taxes on Income
Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.
i) Earnings per Share
The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
j) Associate Stock Option Scheme
Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.
k) Research and Development
Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet

Rs. in Crores
	Schedule	As at	As at	As at
	Reference	31. 12. 2007	31. 12. 2006	31. 03. 2007

I. Sources of Funds :

1. Shareholders’ Funds
(a) Share Capital	1	133.91	131.42	133.44
(b) Share application money, pending allotment		3.13	2.38	7.85
(c) Reserves and Surplus	2	6,922.63	5,265.31	5,648.07

		7,059.67	5,399.11	5,789.36

2. Loan Funds
(a) Secured Loans	3	24.50	15.15	13.79

		7,084.17	5,414.26	5,803.15

II. Application of Funds :

1. Fixed Assets	4
(a) Gross Block		1,452.25	1,255.16	1,280.40
(b) Less: Depreciation / Amortisation		1,026.47	900.40	930.45

(c) Net Block		425.78	354.76	349.95
(d) Capital Work in Progress		374.61	238.58	290.05

		800.39	593.34	640.00

2. Investments	5	472.56	195.40	201.15

3. Deferred Tax Assets (net)	6	74.12	41.91	43.36

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	2,082.68	1,426.30	1,649.86
(b) Cash and Bank Balances	8	4,118.81	3,634.96	3,959.82
(c) Other Current Assets - Interest Accrued on Fixed Deposits		220.95	95.89	64.83
(d) Loans and Advances	9	309.54	226.87	261.75

		6,731.98	5,384.02	5,936.26

Less: Current Liabilities and Provisions
(a) Liabilities	10	717.92	601.84	597.17
(b) Provisions	11	276.96	198.57	420.45

		994.88	800.41	1,017.62

Net Current Assets		5,737.10	4,583.61	4,918.64

		7,084.17	5,414.26	5,803.15

Notes on Accounts	15

Satyam Computer Services Limited
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to	for and on behalf of the Board of Directors
in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Global Head (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : January 21, 2008		Date : January 21, 2008

Satyam Computer Services Limited
Profit and Loss Account

Rs. in Crores
		For the	For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007

Income

Services

- Exports		2,044.74	1,526.04	5,634.03	4,323.88	5,961.06

- Domestic		65.84	68.83	183.87	195.56	267.41

Other Income	12	68.69	9.73	238.74	112.24	181.61

		2,179.27	1,604.60	6,056.64	4,631.68	6,410.08

Expenditure

Personnel Expenses	13	1,326.28	929.34	3,636.71	2,669.96	3,706.04
Operating and Administration Expenses	14	315.58	256.59	898.15	727.53	993.31

Financial Expenses		4.28	1.35	5.26	2.68	7.61

Depreciation / Amortisation		35.91	34.32	101.14	99.43	129.89

		1,682.05	1,221.60	4,641.26	3,499.60	4,836.85

Profit Before Taxation		497.22	383.00	1,415.38	1,132.08	1,573.23

Provision for Taxation - Current		65.00	38.25	187.86	126.90	168.15

- Fringe Benefit		4.02	2.80	10.99	8.20	12.06

- Deferred		(12.80)	(1.35)	(30.76)	(28.75)	(30.21)

Profit After Taxation		441.00	343.30	1,247.29	1,025.73	1,423.23

Add: Balance brought forward		4,576.03	3,444.99	3,848.32	2,836.81	2,836.81
Less: Residual dividend and additional dividend tax		0.04	—	0.37	(0.56)	(0.56)

Profit Available for Appropriation		5,016.99	3,788.29	5,095.24	3,863.10	4,260.60

Appropriations :
Interim Dividend @ Rs. 1.00 per Equity Share of Rs. 2.00 each (2007- Rs. 1.00 per Equity Share)		—	—	66.88	65.61	65.61
Final Dividend (2007- Rs. 2.50 per Equity Share)		—	—	—	—	166.80

Tax on dividends		—	—	11.37	9.20	37.55

Transfer to General Reserve		—	—	—	—	142.32

Balance carried to Balance Sheet		5,016.99	3,788.29	5,016.99	3,788.29	3,848.32

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		6.59	5.24	18.67	15.69	21.73
Diluted		6.44	5.09	18.24	15.24	21.25

Satyam Computer Services Limited

		For the	For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007
No. of Shares used in computing Earnings Per Share

Basic		669,099,628	655,652,120	668,235,052	653,675,943	654,853,959

Diluted		684,745,354	674,960,157	683,827,027	672,983,979	669,705,425

Notes on Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing
for and on behalf of		Director
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Global Head (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : January 21, 2008		Date : January 21, 2008

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

Rs. in Crores
	As at	As at	As at
	31. 12. 2007	31. 12. 2006	31. 03. 2007

1. Share Capital
Authorised :
800,000,000 Equity Shares of Rs. 2 each	160.00	160.00	160.00

Issued and Subscribed :
669,531,220 (December 31, 2006 - 657,091,673; March 31, 2007 - 667,196,009) Equity Shares of Rs. 2 each fully paid-up	133.91	131.42	133.44

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

468,289,738 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

130,426,642 (December 31,2006 -129,713,998;March 31,2007-130,209,472 ) Equity Shares of Rs. 2 each fully paid-up represent 65,213,321 (December 31,2006 - 64,856,999;March 31,2007-65,104,736) American Depository Shares

40,451,220 (December 31,2006 - 28,011,673;March 31,2007-38,116,009 ) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B (ASOP-B) and Associate Stock Option Plan - ADS (ASOP-ADS)

2. Reserves and Surplus

Share Premium Account
As at April 1	1,321.18	1,028.63	1,028.63
Add: Received on account of issue of ASOP	36.88	128.31	292.55

	1,358.06	1,156.94	1,321.18

General Reserve
As at April 1	462.10	402.79	402.79
Add: Transfer from the Profit and Loss Account	—	—	142.32

	462.10	402.79	545.11
Less: Provision for leave encashment (Refer note (l) of Schedule 15)	—	17.47	17.47
Less: Utilised on issue of bonus shares (Refer note (i) of Schedule 15)	—	65.54	65.54

	462.10	319.78	462.10

Employee Stock Options
Employee Stock Options Outstanding	180.71	0.30	180.61
Less: Deferred Employee Compensation	95.23	—	164.14

	85.48	0.30	16.47

Balance in Profit and Loss Account	5,016.99	3,788.29	3,848.32

	6,922.63	5,265.31	5,648.07

3. Secured Loans
Vehicle Loans	24.50	15.15	13.79

Satyam Computer Services Limited
Schedules annexed to and forming part of the Balance Sheet

4. Fixed Assets

										Rs. in Crores

	GROSS BLOCK				DEPRECIATION /AMORTISATION				NET BLOCK
	As at			As at	As at	For the		As at	As at	As at
DESCRIPTION	01. 04. 2007	Additions	Deletions	31. 12. 2007	01. 04. 2007	period	On Deletions	31. 12. 2007	31. 12. 2007	31. 03. 2007
1. Land & Land Development

-Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24

-Leasehold	8.13	0.64	—	8.77	0.03	0.01	—	0.04	8.73	8.10

2. Buildings**	101.76	15.46	—	117.22	16.84	3.08	—	19.92	97.30	84.92

3. Plant and Machinery	873.32	107.62	1.75	979.19	733.63	73.63	1.75	805.51	173.68	139.69
(Including Computers and Software)

4. Office Equipment	25.99	5.37	—	31.36	17.01	2.91	—	19.92	11.44	8.98

5. Furniture, Fixtures and Interiors	194.90	30.23	—	225.13	146.41	15.01	—	161.42	63.71	48.49

6. Vehicles	38.06	19.44	5.16	52.34	16.53	6.50	3.37	19.66	32.68	21.53

Total	1,280.40	178.76	6.91	1,452.25	930.45	101.14	5.12	1,026.47	425.78	349.95

As at 31. 12. 2006	1,153.16	106.40	4.40	1,255.16	803.74	99.43	2.77	900.40	354.76	—

*	Includes Rs. 12.24 crores (March 31, 2007-Rs.12.24 crores) in respect of which deed of conveyance is pending.

**	Includes Rs.38.85 crores (March 31, 2007-Rs.38.85 crores) constructed on leasehold land.

Satyam Computer Services Limited

Schedules annexed to and forming part of the Balance Sheet

						Rs. in Crores

	As at		As at		As at
	31. 12. 2007		31. 12. 2006		31. 03. 2007
5. Investments

Trade (Unquoted)

Satyam Venture Engineering Services Private Limited 3,544,480 Shares of Rs.10 each, fully paid-up		3.54		3.54		3.54

CA Satyam ASP Private Limited 7,168,995 Equity Shares of Rs.10 each, fully paid-up		7.17		7.17		7.17

Intouch Technologies Limited 833,333 Shares of 20 US cents each, fully paid-up	10.90		10.90		10.90

Less: Provision for diminution	10.90	—	10.90	—	10.90	—

Medbiquitious Services Inc., 334,000 Shares of’A’series Preferred Stock of US Dollars 0.001 each, fully paid-up	1.57		1.57		1.57

Less: Provision for diminution	1.57	—	1.57	—	1.57	—

Avante Global LLC., 577,917 class’A’units representing a total value of US Dollars 540,750	2.54		2.54		2.54

Less: Provision for diminution	2.54	—	2.54	—	2.54	—

Jasdic Park Company 480 Shares of J Yen 50,000 each, fully paid-up	0.75		0.75		0.75

Less: Received on liquidation	0.26		0.26		0.26

Less: Provision for diminution	0.49	—	0.49	—	0.49	—

Investments in subsidiary companies	—		—		—

Satyam Technologies Inc., 100,000Common Stock of 1 US cent each, fully paid-up		20.22		20.22		20.22

Satyam BPO Limited (formerly known as Nipuna Services Ltd)(Refer note d(iii) of Schedule 15)
33,032,319(December 31,2006 and March 31,2007-18,268,000)Equity Shares of Rs.10 each, fully paid-up		271.37		18.27		18.27

Satyam Computer Services(Shanghai) Co.Limited$$		33.05		20.00		25.75

(Additional subscription during the period)

Satyam Computer Services (Nanjing) Co.Limited$$		3.98		—		—

(Subscribed during the period)

Satyam Computer Services Limited

	As at		As at		As at
	31. 12. 2007		31. 12. 2006		31. 03. 2007
Citisoft Plc (Refer noted (i) of Schedule 15)
11,241,000 Ordinary Shares of 0.01 GBP each, fully paid up		114.63		111.56		111.56

Knowledge Dynamics Pte Ltd (Refer note d(ii) of Schedule 15) 10,000,000 Ordinary Shares of 0.01 SGD each, fully paid up		18.60		14.64		14.64

Satyam (Europe) Limited 1,000,000 Equity Shares of 1GBP each, fully paid-up	6.98		6.98		6.98

Less: Provision for losses	6.98	—	6.98	—	6.98	—

Satyam Japan KK 200 Common Stock of J Yen 50,000 each, fully paid-up	0.42		0.42		0.42

Less: Provision for losses	0.42	—	0.42	—	0.42	—

Satyam Asia Pte Limited 400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	1.03		1.03		1.03

Less: Provision for losses	1.03	—	1.03	—	1.03	—

Dr.Millennium,Inc., 710,000 Common Stock of 1 US Dollar each, fully paid-up	3.09		3.09		3.09

Less: Received on account of reduction of Share Capital	2.99		2.99		2.99

Less: Provision for losses	0.10	—	0.10	—	0.10	—

Vision Compass, Inc. 425,000,000 Common Stock of 1 US Cent each, fully paid-up	89.94		89.94		89.94

Less: Provision for diminution	89.94	—	89.94	—	89.94	—

Satyam IdeaEdge Technologies Private Limited 10,000 Equity Shares of Rs.10 each, fully paid-up	0.01		0.01		0.01

Less: Provision for diminution	0.01	—	0.01	—	0.01	—

Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—		—

		472.56		195.40		201.15

$$ Investment is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited

Schedules annexed to and forming part of the Balance Sheet

			Rs. in Crores

	As at	As at	As at
	31. 12. 2007	31. 12. 2006	31. 03. 2007
6. Deferred Tax Assets (net)
Debtors — Provision for doubtful debts	12.06	11.86	11.83
Advances — Provision for doubtful advances	1.45	1.43	1.43
Fixed Assets — Depreciation	(12.27)	(24.57)	(24.13)
Others — Retirement Benefits etc.	72.88	53.19	54.23

	74.12	41.91	43.36

7. Sundry Debtors (Unsecured)
Considered good *
(a) Over six months old	45.31	21.58	23.79
(b) Other debts	2,037.37	1,404.72	1,626.07

	2,082.68	1,426.30	1,649.86
Considered doubtful **	131.88	113.78	117.26

	2,214.56	1,540.08	1,767.12

Less: Provision for doubtful debts **	131.88	113.78	117.26

	2,082.68	1,426.30	1,649.86

*	Debtors include dues from subsidiaries Rs.8.80 crores (December 31,2006 - Rs. 6.56 crores,March 31,2007-Rs.4.15 crores ) and Unbilled revenue Rs. 293.64 crores (December 31,2006 - Rs. 201.59 crores,March 31,2007- Rs.158.18 crores)

**	Includes dues from subsidiaries Rs. 18.89 crores (December 31,2006 - Rs. 18.89 crores,March 31,2007-Rs.18.89 Crores )

8. Cash and Bank Balances

Cash on hand	0.11	0.06	0.04

Balances with Scheduled Banks
- On Current Accounts	661.08	238.84	415.18
- On Deposit Accounts	3,318.90	3,236.41	3,365.82

Unclaimed Dividend Accounts	7.47	7.24	6.33
Balances with Non-Scheduled Banks**
- On Current Accounts	130.43	151.58	171.61
- On Deposit Accounts	0.82	0.83	0.84

	4,118.81	3,634.96	3,959.82

**	Refer note (f) of Schedule 15

Satyam Computer Services Limited

Schedules annexed to and forming part of the Balance Sheet

			Rs. in Crores

	As at	As at	As at
	31. 12. 2007	31. 12. 2006	31. 03. 2007

9. Loans and Advances

(Considered good unless otherwise stated)

Secured - Loans	0.02	0.09	0.04
Unsecured - Advances recoverable in cash or in kind or for value to be received*	202.14	150.29	182.28
- Deposits	107.38	76.49	79.43
Considered doubtful - Advances **	75.19	65.37	71.33

	384.73	292.24	333.08

Less: Provision for doubtful Advances **	75.19	65.37	71.33

	309.54	226.87	261.75

* Includes advances and share application money to subsidiaries Rs. 32.79 crores (December 31,2006 - Rs. 43.18 crores,March 31,2007- Rs.44.96 crores)

**Includes due from subsidiaries Rs.48.12 crores (December 31,2006 - Rs. 48.12 crores,March 31,2007-Rs.48.12 crores)

10. Liabilities

Sundry Creditors

- Dues to micro enterprises and small enterprises	—	—	—
- Dues to other than micro enterprises and small enterprises	430.79	426.07	443.33

	430.79	426.07	443.33
Advances from Customers	1.24	1.13	1.23

Unearned Revenue	161.09	108.34	87.52
Investor Education Protection Fund shall be credited by the following amounts - Unclaimed Dividends	7.47	7.24	6.33
Other Liabilities	117.33	59.06	58.76

	717.92	601.84	597.17

11. Provisions
Provision for Taxation (less payments)	62.53	40.53	64.20
Proposed Dividend (including tax thereon)	—	—	195.15
Provision for Gratuity and Leave Encashment	214.43	158.04	161.10

	276.96	198.57	420.45

Satyam Computer Services Limited
Schedules annexed to and forming part of the Profit and Loss Account

Rs. in Crores
		For the	For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	Year
		Ended	Ended	Ended	Ended	Ended
		31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007

12.	Other Income

	Interest on deposits and advances — Gross	67.82	43.06	202.94	100.54	165.77

	{Tax Deducted at Source Rs. 45.87 crores} (nine months ended December 31, 2006- Rs.22.50 crores,year ended March 31,2007 - Rs. 25.94 crores)

	Gain/(Loss) on exchange fluctuations (net)	(4.60)	(33.98)	29.30	10.24	13.54

	Miscellaneous income	5.47	0.65	6.50	1.46	2.30

		68.69	9.73	238.74	112.24	181.61

13.	Personnel Expenses

	Salaries and bonus	1,216.27	864.40	3,311.74	2,484.19	3,425.89

	Contribution to provident and other funds	83.06	61.81	242.82	176.08	248.22

	Staff welfare expenses	4.10	3.13	13.14	9.87	15.94

	Employee stock compensation expense	22.85	—	69.01	(0.18)	15.99

		1,326.28	929.34	3,636.71	2,669.96	3,706.04

14.	Operating and Administration Expenses

	Rent	33.28	22.74	86.80	64.30	88.07

	Rates and taxes	6.85	4.97	19.97	16.12	24.46

	Insurance	3.92	3.87	11.66	11.74	16.52

	Travelling and conveyance	116.84	100.20	326.16	263.72	367.57

	Communication	21.41	16.35	58.83	49.00	64.32

	Printing and stationery	1.25	1.91	5.66	6.49	8.10

	Power and fuel	12.33	8.67	35.22	25.86	34.68

	Advertising	0.92	0.36	3.61	2.52	3.24

	Marketing expenses	17.05	14.72	49.99	45.18	59.63

	Repairs and maintenance

	- Buildings	1.37	0.94	3.19	2.29	2.69

	- Machinery	5.53	3.40	14.33	9.89	14.45

	- Others	6.86	6.60	20.16	17.83	27.00

	Security services	2.03	1.36	5.55	3.57	4.97

	Legal and professional charges	52.78	39.32	136.28	110.42	139.48

	Provision for doubtful debts and advances	7.49	5.42	19.94	9.89	19.33

Satyam Computer Services Limited

Rs. in Crores
	For the	For the	For the	For the	For the
	Quarter	Quarter	Nine Months	Nine Months	Year
	Ended	Ended	Ended	Ended	Ended
	31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007

Loss on sale of Fixed Assets (net)	0.32	0.24	1.20	0.64	0.79

Directors’ sitting fees	0.01	0.01	0.04	0.03	0.04

Auditors’ remuneration	0.83	0.26	2.34	0.88	3.67

Donations and contributions	1.10	0.86	4.54	2.60	3.62

Subscriptions	1.43	0.93	3.75	2.16	3.13

Training and development	6.00	7.36	27.49	16.23	22.35

Research and development	0.33	0.31	1.13	0.95	1.29

Software charges	2.47	1.88	9.66	13.05	20.22

Managerial remuneration

- Salaries	0.52	0.09	1.58	0.26	1.66

- Commission	0.18	0.15	0.54	0.45	0.95

- Contribution to Provident Fund	0.01	0.01	0.03	0.03	0.04

- Others	0.07	0.06	0.19	0.17	0.22

Visa charges	7.42	8.17	35.33	37.34	44.47

Miscellaneous expenses	4.98	5.43	12.98	13.92	16.35

	315.58	256.59	898.15	727.53	993.31

Satyam Computer Services Limited
15. Notes on Accounts
a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options.

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 16,660,088 equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006 - 30,245,803, March 31, 2007 - 19,976,210 ).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	17,836,785	33,568,564	19,976,210	45,605,388	45,605,388
Granted	—	—	—	—	—
Exercised	(869,543)	(2,344,007)	(2,118,041)	(7,839,797)	(17,448,659)
Cancelled	(296,884)	(978,754)	(1,153,702)	(7,519,788)	(8,180,519)
Lapsed	(10,270)	—	(44,379)	—	—
At the end of the period / year	16,660,088	30,245,803	16,660,088	30,245,803	19,976,210
iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,315,027 ADS (December 31, 2006 - 1,713,691, March 31, 2007 - 1,461,064) representing 2,630,054 equity shares of Rs.2 each were outstanding as at December 31, 2007 (December 31, 2006 - 3,427,382, March 31, 2007 - 2,922,128).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	1,391,533	1,776,470	1,461,064	1,991,342	1,991,342
Granted	—	—	—	20,000	20,000
Exercised	(55,950)	(56,679)	(108,585)	(176,399)	(424,136)
Cancelled	(20,556)	(6,100)	(36,712)	(121,252)	(126,142)
Lapsed	—	—	(740)	—	—
At the end of the period / year	1,315,027	1,713,691	1,315,027	1,713,691	1,461,064

Satyam Computer Services Limited
iv.	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

The Company has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellations) for a total number of 3,242,115 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006- Nil, March 31, 2007 - 3,293,140).

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2007	2006	2007	2006	March 31, 2007

At the beginning of the period / year	3,254,850	—	3,293,140	—	—
Granted	24,000	—	77,000	—	3,293,140
Exercised	—	—	—	—	—
Cancelled	(36,735)	—	(128,025)	—	—
At the end of the period / year	3,242,115	—	3,242,115	—	3,293,140
v.	Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))

The Company has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 261,135 ADS (December 31, 2006- Nil, March 31, 2007 - 236,620) representing 522,270 equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006- Nil, March 31, 2007 - 473,240)

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2007	2006	2007	2006	March 31, 2007
At the beginning of the period / year	257,340	—	236,620	—	—
Granted	11,000	—	43,500	—	236,620
Exercised	—	—	—	—	—
Cancelled	(7,205)	—	(18,985)	—	—
At the end of the period / year	261,135	—	261,135	—	236,620
Pro forma disclosures

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended December 31,		Nine months ended December 31,		Year ended
	Particulars	2007	2006	2007	2006	March 31, 2007
1.	Profit after Taxation
	- As reported (Rs. in crores)	441.00	343.30	1247.29	1,025.73	1,423.23
	- Pro forma (Rs. in crores)	437.67	332.28	1234.94	983.33	1,373.05

2.	Earnings per share:
	Basic
	- No. of shares	669,099,628	655,652,120	668,235,052	653,675,943	654,853,959
	- EPS as reported (Rs.)	6.59	5.24	18.67	15.69	21.73
	- Pro forma EPS (Rs.)	6.54	5.07	18.48	15.04	20.97
	Diluted
	- No. of shares	684,745,354	674,960,157	683,827,027	672,983,979	669,705,425
	- EPS as reported (Rs.)	6.44	5.09	18.24	15.24	21.25
	- Pro forma EPS (Rs.)	6.39	4.92	18.06	14.61	20.50
The following assumptions were used for calculation of fair value of grants:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Dividend yield (%)	0.78	0.75	0.78	0.75	0.78
Expected volatility (%)	56.64	55.46	56.64	55.46	59.01
Risk-free interest rate (%)	8.00	7.00	8.00	7.00	8.00
Expected term (in years)	0.88	1.04	0.95	1.04	0.96

Satyam Computer Services Limited
(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks as security for the amounts borrowed.

(d)	Investments
i)	During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs), a deferred consideration of Rs. 13.63 crores (equivalent GBP 1.75 million). The company was also required to pay a maximum earn-out consideration amounting to Rs. 18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, the Company acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. The Company paid Rs. 0.65 crores (Equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, the Company entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (Equivalent GBP 1.74 million) and payment towards EBT of Rs. 0.65 crores (Equivalent GBP 0.08 million) is payable by the Company in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by the Company.

ii)	During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs). A maximum earn out consideration of Rs. 4.87 crores (Equivalent SGD 1.84 million) is payable on April 30, 2008, based on achievement of targeted revenues and profits.

On July 19 2007, the company entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 Crores (Equivalent SGD 1.11 million) has been paid by the company in July 2007. In addition to the exit consideration the company agreed to make a deferred payment of Rs. 0.99 Crores (Equivalent SGD 0.37 million) payable by May 15, 2008.The exit consideration and deferred payment has been recognised as cost of investment by the Company.

Further the Company agreed to make a maximum earn-out payment of Rs. 1.98 Crores (Equivalent SGD 0.74 million) on or before May 15, 2008. The actual amount of earn-out payment to be made is based on the revenue of KDPL for the year 2007-08.

iii)	Satyam BPO Limited (formerly known as Nipuna Services Ltd.) (“Satyam BPO”) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value of Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Satyam BPO. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$ 10 million) were redeemable for Rs. 60.10 crores (Equivalent US$ 13.6 million) at the target date on May 21, 2007 and the balance 50% were to be converted into equity shares of Satyam BPO based on the terms of the subscription agreement. The preference shareholders gave Satyam BPO a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have been converted into 6,422,267 equity shares of Satyam BPO.

Further as per the SPRA Agreement, the Company agreed to purchase and the preference shareholders agreed to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurred on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 152.57 crores (Equivalent US$ 35 million) to maximum of Rs. 196.16 crores (Equivalent US$ 45 million), however if an acceleration event occurred the purchase price would equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurred after the share purchase target date then the purchase price shall not been less

Satyam Computer Services Limited
than Rs. 152.57 crores (Equivalent US$ 35 million) however if an acceleration event occurred the purchase price shall not been less than Rs. 196.16 crores (Equivalent US$45 million). This was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007, an acceleration event had occurred. On July 27, 2007 the Company has agreed to pay additional consideration of US$ 1.5 million to the preference shareholders if the share purchase closing occurs after August 07, 2007.

On August 14, 2007, the Company purchased 4,816,750 equity shares of Satyam BPO from Olympus BPO Holdings Ltd for Rs. 141.81 crores (Equivalent US$34.88 million). An amount of Rs. 0.35 crores is paid towards stamp duty for the transfer of above shares.

On August 14, 2007, the Company subscribed to further 8,055,000 equity shares of Satyam BPO of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

The Company also purchased 286,952 equity shares vested and exercised by Satyam BPO employees under the Employee Stock Options plan for Rs.8.47 crores as consideration for the transaction. An amount of Rs. 0.02 crores is paid towards stamp duty for the transfer of above shares.

On December 31, 2007, the Company purchased 1,605,617 equity shares of Satyam BPO from Intel Capital (Cayman) Corporation for Rs.45.94 Crores (Equivalent US$11.62 million). An amount of Rs. 0.12 crores is paid towards stamp duty for the transfer of above shares.

iv)	On October 23, 2007, the Company announced its intention to acquire 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs. 22.29 crores (Equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.48 crores (Equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met. The initial consideration of Rs. 11.81 crores (Equivalent GBP 1.46 million) is payable by January 03, 2008 out of which Rs. 2.13 crores (Equivalent GBP 0.26 million) is payable by October 31, 2007. The transaction has not consummated as on December 31, 2007.

(e)	Land

The Company acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

(f)	Balances with Non-Scheduled Banks

Rs. in crores
Name of the Bank	Balances			Maximum Balances
				Nine months ended		Year ended
	As at December 31,		As at March 31,	December 31,		March 31,
	2007	2006	2007	2007	2006	2007

Balances with Non-Scheduled Banks
On Current Accounts
Banco Do Brasil, Brasil	0.52	0.36	0.60	2.34	1.04	1.59
Banque Nationale De Paris, Brussels	1.60	1.81	1.80	3.05	4.73	5.33
Banque Nationale De Paris, France	1.06	1.77	1.88	2.26	4.55	4.55
Banque Nationale De Paris, Hague	1.05	6.80	2.84	7.64	8.04	8.04
Banque Nationale De Paris, Ireland	0.75	1.09	1.66	1.68	1.69	1.96
Banque Nationale De Paris, Italy	0.44	0.80	0.93	1.10	2.95	2.95
Banque Nationale De Paris, Saarbruecken	2.65	1.69	2.40	10.27	9.11	9.78
Banque Nationale De Paris, Spain	0.39	1.07	0.60	1.07	1.18	1.58
Banque Nationale De Paris, Switzerland	1.06	5.75	0.37	11.00	8.98	8.98
Banque Nationale De Paris, Saudi Arabia	2.15	0.53	0.19	4.13	0.61	1.13
Banque Nationale De Paris, Taipei	0.92	2.37	2.45	2.88	2.64	2.64
Citibank NA, Bangkok	18.10	14.66	14.19	19.06	14.66	15.64
Citibank NA, Brazil	2.18	—	—	5.17	—	—
Citibank NA, Denmark	0.87	0.69	0.58	1.86	1.02	4.68
Citibank NA, Dubai	0.42	0.95	0.08	4.38	2.51	2.51
Citibank NA, Hong Kong	0.61	0.79	1.56	1.59	1.42	1.56
Citibank NA, Hungary	0.44	0.34	0.18	0.78	0.55	0.55
Citibank NA, Kuala Lumpur	0.75	0.94	0.80	3.25	8.44	8.44
Citibank NA, London	0.92	1.74	2.25	3.06	2.15	2.27
Citibank NA, New York	1.61	—	8.88	29.04	27.42	33.03
Citibank NA, New Zealand	2.53	2.42	1.37	2.92	2.94	2.94
Citibank NA, Seoul	10.34	7.71	10.39	12.57	8.89	10.70
Citibank NA, Singapore	1.37	5.29	3.81	12.46	8.64	8.64
Citibank NA, Johannesburg	13.48	3.23	2.21	18.20	3.32	3.36
Citibank NA, Sydney	14.23	17.48	18.66	66.72	25.61	25.61
Citibank International Plc, Stockholm	0.33	0.45	0.45	1.25	0.56	0.60
Citibank NA, Toronto	4.23	9.02	2.47	13.30	9.23	9.23
Citibank NA, Colombo	3.99	—	—	4.06
New York, Citibank	0.57	—	—	0.57	—	—
Dresdner Bank, Saarbruecken	0.74	7.68	2.82	6.94	14.73	14.73
Hong Kong and Shanghai Banking Corporation, London	15.29	33.92	21.08	34.48	50.53	50.53
Hong Kong and Shanghai Banking Corporation, Shanghai	0.02	0.02	0.02	0.02	0.02	0.02
Hong Kong and Shanghai Banking Corporation, Tokyo	8.04	4.95	3.83	28.62	14.55	14.55
Hong Kong and Shanghai Banking Corporation, Mauritius	0.06	—	—	0.19	—	—
Koonmin Bank, Seoul	—	—	—	0.55	0.12	0.12
KSB Bank N V, Brussels	3.92	4.14	0.95	7.78	9.63	9.63
Mitsui Sumitomo Bank, Tokyo	2.38	1.12	0.58	2.76	2.18	2.18
UBS Bank, Switzerland	0.20	2.91	7.67	8.81	8.97	8.97
Unicredit Banca, Italy	0.60	0.58	0.57	0.88	3.95	3.95

Satyam Computer Services Limited

Rs. in crores
	Balances			Maximum Balances
				Nine months ended		Year ended
	As at December 31,		As at March 31,	December 31,		March 31,
Name of the Bank	2007	2006	2007	2007	2006	2007

United Bank, Vienna	6.81	4.13	39.55	66.70	58.18	58.18
Wachovia Bank, New Jersey	2.81	2.38	10.94	17.87	73.82	73.82
Woori Bank, Korea	—	—	—	0.16	0.26	0.26

	130.43	151.58	171.61

On Deposit Accounts
Citibank NA, Hungary	0.82	0.83	0.84	0.82	0.83	0.84

(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc (Subsidiary of Citisoft Plc)., Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Info On Demand SDN BHD (Subsidiaries of Knowledge Dynamics Pte Ltd), Satyam BPO Limited, Satyam Computer Services (Shanghai) Co. Ltd, Satyam Technologies Inc. and Satyam Computer Services (Nanjing) Co., Ltd.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustees)

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Hetzel Wayne Folden, Joseph J Lagioia, Sreenidhi Sharma and T.S.K Murthy.
Summary of the transactions and balances with the above related parties are as follows:

Transactions:

Rs. in crores
					Year ended
	Quarter ended December 31,		Nine months ended December 31,		March
	2007	2006	2007	2006	31,2007

Sales:
Subsidiaries	2.30	1.10	6.08	4.88	6.24

Outsourcing Services:
Subsidiaries	23.03	11.36	46.47	36.06	55.61
JVs	9.05	9.62	30.42	30.99	40.01

	32.08	20.98	76.89	67.05	95.62

Other Services:
Subsidiaries	0.24	0.43	1.68	1.59	2.19
JVs	0.47	0.73	1.34	1.60	2.05

	0.71	1.16	3.02	3.19	4.24

Interest Income:
Subsidiaries	0.27	—	0.27	—	—
JVs	—	—	—	0.02	0.02

	0.27	—	0.27	0.02	0.02

Purchase of Fixed Assets :
Subsidiaries	—	—	—	0.02	0.02
JVs	—	—	—	0.89	0.89

	—	—	—	0.91	0.91

Investments in:
Subsidiaries	50.40	2.01	52.47	4.08	9.83

Advances to:
Subsidiaries	16.59	28.37	39.00	50.78	57.36
Others	—	—	0.01	—	5.00

	16.59	28.37	39.01	50.78	62.36

Contributions to:
Others	1.10	0.85	3.07	2.49	3.48

Satyam Computer Services Limited
Balances :

Rs. in crores
	As at December 31,				As at
	2007		2006		March 31, 2007

Accounts Receivable:
Subsidiaries	8.80	*	6.56	*	4.15	*
JVs	0.13		0.32		0.23

	8.93		6.88		4.38

Payables:
Subsidiaries	18.20		22.37		31.53
JVs	8.66		11.25		11.48
Others	—		0.85		—

	26.86		34.47		43.01

Investments:
Subsidiaries	461.85	*	184.69	*	190.44	*
JVs	10.71		10.71		10.71

	472.56		195.40		201.15

Advances and share application money:
Subsidiaries	32.79	*	43.18	*	44.96	*
Others	5.72		0.72		5.72

	38.51		43.90		50.68

*	Net of provisions made
Transactions with Directors and Key Management Personnel

Rs. in crores
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Remuneration to Whole-time Directors	0.60	0.64	1.80	0.95	2.27
Remuneration to Key Managerial Personnel	4.09	6.69	12.94	14.66	19.47
Professional charges to a Director	0.20	—	0.60	—	0.87
Advances to Key Managerial Personnel	—	—	—	1.28	1.28

Balances due to / from Directors and Key Management Personnel

Rs. in crores
	As at December 31,		As at
	2007	2006	March 31, 2007

Remuneration Payable to Whole-time Directors	0.07	0.07	0.45
Remuneration Payable to Key Management Personnel	0.85	0.74	0.80
Advances due from Key Management Personnel	—	0.31	0.09
Professional charges payable to a Director	0.20	—	0.87

Options granted and outstanding to the Key Management Personnel 1,337,166 {includes 51,850 options granted under ASOP — ADS and 96,000 options granted under ASOP — RSUs (ADS)} (December 31, 2006 — 1,908,143 {includes 98,000 options granted under ASOP — ADS}, March 31, 2007 - 1,970,426 {includes 139,554 options granted under ASOP — ADS and 61,500 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to a Whole-time Director 1,075,720 {includes 1,025,720 options granted under ASOP — ADS and 50,000 options granted under ASOP — RSUs (ADS)}; (December 31, 2006 — 1,025,720, options granted under ASOP-ADS); March 31, 2007- 1,075,720 {includes 1,025,720 options granted under ASOP — ADS and 50,000 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to Non-executive Directors of the Company and its subsidiary 80,000 {includes 35,000 options granted under ASOP — RSUs (ADS)} (December 31, 2006 — Nil, March 31, 2007 — Nil).
(h)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the period / year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Lease rentals (Refer Schedule 14)	33.28	22.74	86.80	64.30	88.07

	As at December 31,		As at March 31,
	2007	2006	2007

Obligations on non-cancelable leases:
Not later than one year	26.36	19.91	18.62
Later than one year and not later than five years	29.96	16.92	14.87
Later than five years	0.88	1.59	1.43

Total	57.20	38.42	34.92

Satyam Computer Services Limited
(i)	Earnings per Share

At the annual general meeting held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by utilizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

Calculation of EPS (Basic and Diluted):

		Quarter ended December 31,		Nine months ended December 31,		Year ended
S.No	Particulars	2007	2006	2007	2006	March 31, 2007

Basic
1.	Opening no. of shares	668,549,777	654,634,308	667,196,009	648,899,078	648,899,078
2.	Total Shares outstanding	669,099,628	655,652,120	668,235,052	653,675,943	654,853,959
3.	Profit after Taxation (Rs. in crores)	441.00	343.30	1247.29	1,025.73	1,423.23
4.	EPS (Rs.)	6.59	5.24	18.67	15.69	21.73
Diluted
5.	Stock options outstanding	15,645,726	19,308,037	15,591,975	19,308,037	14,851,466
6.	Total shares outstanding (including dilution)	684,745,354	674,960,157	683,827,027	672,983,979	669,705,425
7.	EPS (Rs.)	6.44	5.09	18.24	15.24	21.25

(j)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 97.90 crores (December 31, 2006 — Rs. 98.44 crores, March 31, 2007 — Rs. 9 8.56 crores).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 415.02 crores (December 31, 2006 — Rs. 171.51 crores, March 31, 2007 — Rs. 158.07 crores).

iii)	Forward & Option Contracts outstanding Rs. 3,662.89 crores (Equivalent US$ 927.19 millions) {December 31, 2006 — Rs. 1,126.60 crores (Equivalent US$ 253.50 millions), March 31, 2007 — Rs. 1,978.98 crores (Equivalent US$ 452.63 millions)}.Gain/(Loss) on foreign exchange forward and options contracts which are included under the head Gain/(Loss) on exchange fluctuation in the profit and loss account amounted to Rs. (10.87) crores and Rs 125.62 crores for the quarter and nine months ended December 31,2007 respectively {quarter ended December 31, 2006 Rs. 20.54 crores and nine months ended December 31,2006 Rs. 5.76 crores, year ended March 31, 2007 — Rs. 26.64 crores}. There are no un-hedged forex exposures.

iv)	Claims against the Company not acknowledged as debts
-	Income tax and Sales tax matters under dispute — Rs. 39.39 crores (December 31, 2006 — Rs. 22.22 crores, March 31, 2007 — Rs. 22.03 crores).
v)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 2.02 crores (December 31, 2006 — Rs. 76.50 crores, March 31, 2007 -Rs. 75.65 crores).

vi)	The Company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 78.86 crores (December 31, 2006 — Rs. 88.38 crores, March 31, 2007 — Rs. 87.18 crores) (Equivalent US$ 20 million).

vii)	The Company had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between the Company and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued its Final Award on April 3, 2006 in favour of the Company. The Company has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. The Management believes that this will not have any adverse effect upon the Company’s results of operations, financial condition and cash flows.

Satyam Computer Services Limited
(k)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the Company, and the amounts recognized in the balance sheet and profit and loss account.

Rs. in crores
					Year
	Quarter ended		Nine months ended		ended
	December 31,		December 31,		March 31,
	2007	2006	2007	2006	2007

Projected benefit obligation at the beginning of the period/year	62.13	43.55	47.34	35.08	35.08
Current service cost	5.37	2.23	9.75	6.54	8.77
Interest cost	0.86	0.56	2.58	1.75	2.30
Actuarial loss/(gain)	(2.53)	1.13	9.24	6.57	6.44
Benefits paid	(0.90)	(1.58)	(3.98)	(4.05)	(5.25)

Projected benefit obligation at the end of the period/year	64.93	45.89	64.93	45.89	47.34

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period/year	64.93	45.89	64.93	45.89	47.34
Fair value of plan assets at end of the period/year	—	—	—	—	—

Funded status of the plans — ( asset )/ liability	64.93	45.89	64.93	45.89	47.34
Liability recognised in the balance sheet	64.93	45.89	64.93	45.89	47.34

Gratuity cost for the period/year
Current service cost	5.37	2.23	9.75	6.54	8.77
Interest cost	0.86	0.56	2.58	1.75	2.30
Net actuarial (gain)/loss recognised in the period/year	(2.53)	1.13	9.24	6.57	6.43

Net gratuity cost	3.70	3.92	21.57	14.86	17.50

Assumptions
Discount rate	7.80%	7.40%	7.80%	7.40%	8.00%
Long-term rate of compensation increase	7.00%	7.00%	7.00%	7.00%	7.00%

(l)	Provision for Leave encashment

Effective April 1, 2006, the Company has adopted the revised accounting standard (AS-15) Employee Benefits. Pursuant to the adoption, the transitional obligations of the Company towards leave encashment amounted to Rs. 26.33 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against opening balance of general reserve as at April 01, 2006.

(m)	Subsequent event

On January 21, 2008, the Company announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 million comprising of initial consideration, deferred consideration (non-contingent) and a contingent consideration.

(n)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956

ii)	Auditors’ Remuneration

Rs. in crores
			Nine months ended
	Quarter ended December 31,		December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Statutory audit	0.81	0.25	2.16	0.75	2.40
Tax audit	—	—	0.08	0.08	0.08
Other services	0.01	0.01	0.04	0.04	1.18
Reimbursement of out of pocket expenses	0.01	—	0.06	0.01	0.01

iii)	Earnings in foreign exchange (on receipt basis)

Rs. in crores
			Nine months ended
	Quarter ended December 31,		December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Income from software development services	1,677.11	1,274.12	4,713.44	3,480.32	4,728.55

Satyam Computer Services Limited
iv)	C.I.F. value of imports

Rs. in crores
			Nine months ended
	Quarter ended December 31,		December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Capital goods	26.03	28.47	68.08	68.46	90.80

v)	Expenditure in foreign currency (on payment basis)

Rs. in crores
			Nine months ended
	Quarter ended December 31,		December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007

Traveling expenses	32.49	34.81	105.46	93.36	124.19
Expenditure incurred at overseas branches	1,258.44	709.27	3,525.76	1,954.99	2,910.64
Others	16.41	17.46	58.43	48.28	60.29

The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs.in lakhs
		As at December 31,		As at March 31,
Schedule No.	Description	2007	2006	2007

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.06	0.06	0.06

(o)	Dividends remitted in foreign currency

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 32.57 crores during the nine months ended December 31, 2007 (nine months ended December 31, 2006- Rs. 45.35 crores, year ended March 31, 2007 — Rs. 45.35 crores).

(p)	Reclassification

Figures for the corresponding periods and previous year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement

Rs. in Crores
		For the	For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	Year
		Ended	Ended	Ended	Ended	Ended
		31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007

A.	Cash Flows from Operating Activities

	Net Profit before Tax	452.25	339.94	1,281.45	1,031.36	1,423.46

	Financial expenses	4.28	1.35	5.26	2.68	7.61

	Depreciation / Amortisation	35.91	34.32	101.14	99.43	129.89

	Loss on sale of Fixed Assets	0.32	0.24	1.20	0.64	0.79
	Exchange differences on translation of foreign currency cash and cash equivalents	3.58	30.62	47.42	(12.66)	(9.23)

	Operating profit before changes in Working Capital	496.34	406.47	1,436.47	1,121.45	1,552.52

	(Increase)/Decrease in Sundry Debtors	(117.01)	(76.26)	(432.82)	(303.49)	(527.04)
	(Increase)/Decrease in Loans and Advances	(32.08)	(17.06)	(47.79)	(43.63)	(78.51)
	Increase/(Decrease) in Current Liabilities and Provisions	114.99	(3.48)	202.20	237.28	232.39

	Cash generated from operations	462.24	309.67	1,158.06	1,011.61	1,179.36

	Income Taxes Paid	(122.50)	(54.16)	(200.53)	(128.10)	(149.53)

	Net Cash from Operating Activities	339.74	255.51	957.53	883.51	1,029.83

B.	Cash Flows from Investing Activities

	Purchase of Fixed Assets	(91.73)	(98.30)	(263.32)	(268.16)	(345.82)

	Purchase of Long term Investments	(50.40)	(2.01)	(299.51)	(30.27)	(32.76)

	Proceeds from sale of Fixed Assets	0.18	0.25	0.60	0.99	1.36
	Proceeds from maturity of Long Term Deposits	—	944.50	—	944.50	1,795.50

	Investment in Long Term Deposits	—	(2,379.41)	—	(2,379.41)	(3,308.41)

	Interest income received	15.61	100.70	46.80	115.25	211.55

	Net Cash used in Investing Activities	(126.34)	(1,434.27)	(515.43)	(1,617.10)	(1,678.58)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital including application money pending allotment	14.53	41.76	32.63	129.86	301.59

	Proceeds from Secured Loans	5.16	4.06	18.50	9.23	10.24

	Repayment of Secured Loans	(3.01)	(2.29)	(7.80)	(6.65)	(9.01)

	Financial expenses paid	(4.28)	(1.35)	(5.26)	(2.68)	(7.61)

	Payment of Dividend	(78.28)	(74.82)	(273.76)	(261.11)	(261.11)

	Net Cash (used in)/from Financing Activities	(65.88)	(32.64)	(235.69)	(131.35)	34.10

Satyam Computer Services Limited

Rs. in Crores
		For the	For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	Year
		Ended	Ended	Ended	Ended	Ended
		31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(3.58)	(30.62)	(47.42)	12.66	9.23

	Net (Decrease)/Increase in Cash and Cash equivalents during the period/year	143.94	(1,242.02)	158.99	(852.28)	(605.42)
	Cash and Cash equivalents at the beginning of the period/year	666.46	1,646.57	651.41	1,256.83	1,256.83

	Cash and Cash equivalents at the end of the period/year	810.40	404.55	810.40	404.55	651.41

	Supplementary Information	(0.00)	0.00	(0.00)	0.00	0.00

	Cash and Bank Balances	4,118.81	3,634.96	4,118.81	3,634.96	3,959.82

	Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	3,230.41	3,308.41	3,230.41	3,308.41

	Balance considered for Cash Flow Statement	810.40	404.55	810.40	404.55	651.41

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	7.47	7.24	7.47	7.24	6.33
Figures for the corresponding period /year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.
This is the Cash Flow Statement referred for and on behalf of the Board of Directors to in our report of even date.

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner for and on behalf of	Chairman	Managing Director
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President — Finance	Global Head (Corp. Governance) & Company Secretary

Place : Secunderabad	Place : Secunderabad
Date : January 21, 2008	Date : January 21, 2008